UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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[redacted]

11019992

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 01 2011
WASH., D.C.
200

SEC FILE NUMBER
8- 6939

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Funds and Trusts, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3030 South Main Street, Suite #100
(No. and Street)

Salt Lake City	Utah	84115
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard M. Taggart (801) 466-8701
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sorensen, Vance & Company, P.C.
(Name – *if individual, state last, first, middle name*)

3115 E. Lion Lane, Suite 220	Salt Lake City	Utah	84121
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AMERICAN FUNDS AND TRUSTS, INC.

TABLE OF CONTENTS

SORENSEN VANCE & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
American Funds and Trusts, Inc.

We have audited the accompanying statement of financial condition of American Funds and Trusts, Inc., as of December 31, 2010, and the related statements of operations, cash flows, and changes in stockholders' equity for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Funds and Trusts, Inc. at December 31, 2010, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 12 through 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sorensen, Vance + Company, P.C.

February 25, 2011
Salt Lake City, Utah

3115 East Lion Lane, Suite 220 • Salt Lake City, Utah 84121 • (801) 733-5055 • Fax (801) 733-6783

OATH OR AFFIRMATION

I, Richard M. Taggart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Funds and Trusts, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

JOY S. PAYNE
Notary Public State of Utah
Comm. Exp.: Dec. 2, 2012
Comm. Number: 576835

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN FUNDS AND TRUSTS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Current assets:	
Cash and cash equivalents	$ 195,254
Commissions receivable	31,638
Deferred income taxes - current	8,000
Other receivables	351
Total current assets	235,243
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation of $56,527	2,852
Investment securities available-for-sale, at market value	33,091
Deferred income taxes - noncurrent	4,500
Total Assets	$ 275,686

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:	
Accrued commissions to officers and directors	$ 108,503
Accrued commissions to registered representatives	30,916
Accrued expenses and other payables	3,902
Income taxes payable	100
Total current liabilities	143,421
Total liabilities	143,421
Stockholders' equity:	
Common stock, $1 par value, 150,000 shares authorized and 122,168 shares issued and outstanding	122,168
Additional paid-in capital	44,409
Retained (deficit)	(28,267)
Unrealized (loss) on securities available-for-sale, net of the effect for income taxes of $1,500	(6,045)
Total stockholders' equity	132,265
Total Liabilities and Stockholders' Equity	$ 275,686

The accompanying notes are an integral
part of the financial statements.

AMERICAN FUNDS AND TRUSTS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

Revenues:	
Commissions	$ 528,680
Estate administration fees	15,910
Interest and dividend income	2,093
Total revenue	546,683
Expenses:	
Commissions, salaries and payroll taxes	474,162
Occupancy and equipment	45,608
Communications	14,181
Professional fees	20,246
Regulatory fees	2,432
Other	2,260
Total expenses	558,889
(Loss) before income tax benefit	(12,206)
Income tax benefit	2,317
Net (loss)	$ (9,889)

The accompanying notes are an integral part of the financial statements.

AMERICAN FUNDS AND TRUSTS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

Cash flows from operating activities:	
Net (loss)	$ (9,889)
Adjustments to reconcile net (loss) to net cash provided by operating activities:	
Depreciation expense	2,058
Change in deferred income taxes	(2,500)
(Increase) decrease in assets:	
Commissions receivable	(6,310)
Other receivable	(301)
Refundable income tax	4,800
Increase (decrease) in liabilities:	
Commissions due to officers and directors	(10,297)
Commissions due to registered representatives	(3,435)
Accounts payable and accrued expenses	1,626
Income taxes payable	100
Net cash provided by operating activities	(24,148)
Cash flows from investing activities:	
Purchase of office equipment	--
Purchase of investment securities available-for-sale	(819)
Net cash (used in) investing activities	(819)
Cash flows from financing activities:	
Net cash provided by financing activities	--
Net increase in cash	(24,967)
Cash and cash equivalents, beginning of year	220,221
Cash and cash equivalents, end of year	$ 195,254

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the year for:	
Income taxes	$ 83
Interest	$ --

The accompanying notes are an integral part of the financial statements.

AMERICAN FUNDS AND TRUSTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	Common Stock	Additional Paid In Capital	Unrealized Loss on Investments	Retained Earnings (Deficit)	Total
Balances, December 31, 2009	$ 122,168	$ 44,409	$ (7,294)	$ (18,378)	$ 140,905
Comprehensive income					
Net (loss)	--	--	--	(9,889)	(9,889)
Other comprehensive income:					
Net change in unrealized loss on securities available-for-sale, net of tax effect of $300	--	--	1,249	--	1,249
Total comprehensive income	--	--	1,249	(9,889)	(8,640)
Balances, December 31, 2010	$ 122,168	$ 44,409	$ (6,045)	$ (28,267)	$ 132,265

The accompanying notes are an integral part of the financial statements.

1. **Summary of Significant Accounting Policies**

a. **Business**

The Company was incorporated under the laws of the State of Utah in 1958, generally to engage in the business of a securities broker dealer. The Company's business is principally limited to the sale of mutual fund investments for customers living in Utah. In addition to Utah, the Company is licensed to do business in Arizona, California and Nevada. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

b. **Revenue Recognition**

Securities transactions and the related commission revenue are recorded in the accounts on a trade date basis, which is the day the transaction is executed.

c. **Customer Security Transactions**

The Company does not handle customer funds or securities and is exempt from the provisions of the Customer Protection Rule (Rule 15c3-3).

d. **Furniture, Equipment and Depreciation**

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation on office furniture, equipment and leasehold improvements is provided using the straight-line method over expected useful lives of 5 to 7 years. Normal repair and maintenance items are expensed as incurred.

e. **Cash and Cash Equivalents**

The Company utilizes money market sweep accounts at its bank whereby available funds are invested overnight. For purposes of reporting cash flows, the Company considers all highly liquid cash investments with a maturity of three months or less to be cash equivalents. The carrying amount reflected in the statement of financial condition for cash and cash equivalents approximate fair value due to the short maturities of those investments.

f. **Comprehensive Income**

The Company presents comprehensive income consistent with the requirements of Financial Accounting Standards Board (FASB) *Accounting Standards Codification* (ASC) 220, *Comprehensive Income*. The standards require presentation of comprehensive income which includes net income, unrealized gains and losses on securities available-for-sale, minimum pension liability adjustments, foreign currency translation adjustments and unearned compensation expense related to stock issuance to employees. The Company has reported a net loss and unrealized losses on investment securities available-for-sale, net of taxes, in the Statement of Changes in Stockholders' Equity.

g. **Management Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles and prevailing industry practices requires management to make estimates and assumptions that affect certain reported amounts and disclosures in the financial statements. Accordingly, actual results could differ from those estimates.

h. **Income Taxes**

The Company files income tax returns in the U.S. federal jurisdiction and in the state of Utah. The Company is no longer subject to examination by tax authorities for the years before 2007.

The Company utilizes the asset and liability method to account for income taxes. The objective of this method is to establish deferred tax assets and liabilities for the temporary differences between net income for financial reporting basis and tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized.

Income tax benefits are provided based upon the financial statement losses of the Company. Depreciation expense, charitable contributions, commissions expense and the effect of net operating losses are recognized in different periods for tax and financial accounting purposes. The tax effect of these differences is reported as deferred income taxes in the financial statements.

i. **Fair Value of Financial Instruments**

In accordance with Financial Accounting Standards Board (FASB) *Accounting Standards Codification* (ASC) 820, *Fair Value Measurements and Disclosures*, the Company has categorized its financial instruments into a three-level fair value hierarchy. As of December 31, 2010, all financial instruments were categorized as Level 1, whose values are based on quoted prices in an active market.

2. Commissions Receivable

Commissions receivable represent amounts due from mutual fund companies for commissions earned through December 31, 2010. Amounts due are received in the subsequent month, therefore, an allowance for doubtful accounts is not considered necessary.

3. Furniture, Equipment and Leasehold Improvements

The major classes of depreciable assets are as follows:

Furniture and equipment	$ 55,400
Leasehold improvements	3,979
Total	59,379
Less accumulated depreciation	(56,527)
Fixed assets, net	$ 2,852

Depreciation expense for the year ended December 31, 2010 was $2,058.

4. Investment Securities Available-for-Sale

Investment securities available-for-sale consist of mutual funds and are recorded at market value at December 31, 2010 as follows:

Mutual funds, at cost	$ 40,636
Unrealized losses	(7,545)
Investment securities available-for-sale, at market value	$ 33,091

Unrealized losses	$ (7,545)
Income tax effect	1,500
Unrealized losses, net of income taxes	$ (6,045)

5. Income Taxes

Income taxes are provided at statutory rates for the tax effects of transactions reported in the financial statements and consist of taxes currently due and for deferred taxes which relate to timing differences for the expense recognition of depreciation, unrealized losses on securities available-for-sale, net operating loss carryovers and the timing of commissions being paid.

Income tax benefit consists of the following:

Current year income taxes due:	
Federal	$ --
State	100
Foreign countries	83
Total	183
Deferred taxes for current year timing differences	(2,500)
Total income tax (benefit)	$ (2,317)

The actual benefit differs from the "expected" tax benefit computed by applying the U.S. corporate rate of 15 percent as follows:

Computed "expected" Federal tax (benefit)	$ (1,831)
Computed "expected" state tax (benefit)	(610)
Foreign taxes	83
Other	41
Total income tax (benefit)	$ (2,317)

Using the applicable combined federal and state tax rate of 20%, the deferred tax assets, net of liabilities are as follows:

	Amount	Rate	Tax
Deferred tax assets:			
Timing of commissions being paid	$ 40,000	20%	$ 8,000
Unrealized loss on securities available-for-sale	7,545	20%	1,510
Contribution carryforward	300	20%	60
Federal net operating loss carryforward	16,193	15%	2,400
State net operating loss carryforward	14,914	5%	750
Tax depreciation in excess of book depreciation	(1,102)	20%	(220)
Net deferred tax assets			$ 12,500

As of December 31, 2010, the Company had federal net operating loss carryforwards of $16,193 that can be deducted against future taxable income. These tax carryforward amounts expire as follows:

Year Ending December 31,	Net Operating Loss Carryforwards
2028	$ 4,363
2030	11,830
Total	$ 16,193

6. **Lease Commitment for Office Space**

The Company signed a five year operating lease for office space in May, 2006, which expires April 30, 2011. Rent expense under this agreement for 2010 was $33,096. Future minimum lease payments required by the agreement for the next five years are:

2011	$ 11,140
Totals	$ 11,140

7. **Net Capital Requirements**

As a broker dealer, the Company is subject to the uniform net capital rule adopted and administered by the Securities and Exchange Commission. The rule requires maintenance of minimum net capital and prohibits a broker dealer from engaging in securities transactions at a time when its net capital is less than the required minimum, as those terms are defined by the rule. At December 31, 2010, the Company's net capital was $99,344 which was $74,344 in excess of the $25,000 minimum required.

8. **Risk Management**

Transactions involving financial instruments involve varying degrees of market, credit and operating risk. The Company monitors its exposure to risk on a regular basis.

Credit Risk

The Company's transactions with customers are recorded on a trade date basis and are collateralized by the underlying securities. The Company's exposure to credit risk associated with nonperformance by customers is impacted by volatile or illiquid trading markets. Should customers fail to perform, the Company may be required to complete the transaction at prevailing market prices. The Company manages credit risk by principally requiring funds to be on deposit at the time of purchase. Also, management has determined that investing in mutual funds helps mitigate volatility and illiquidity and has limited its business primarily to investing in major mutual funds for customers.

Market Risk

Market risk is the potential change in value of the financial instrument caused by unfavorable changes in the underlying net asset value. The Company has an investment in a mutual fund which is susceptible to market risk.

Operating Risk

Operating risk focuses on the Company's ability to accumulate, process, and communicate information necessary to conduct its daily operations. Deficiencies in technology, financial systems and controls, and losses attributed to operational problems all pose potential operating risks. In order to mitigate these risks, the Company has established and maintains an internal control environment which incorporates various control mechanisms throughout the organization. In addition, the Company periodically monitors its technological needs and makes changes as deemed appropriate.

9. Subsequent Events

Management has evaluated subsequent events through February 25, 2011, the date which the financial statements were available to be issued, and has determined there are no additional subsequent events to be reported.

AMERICAN FUNDS AND TRUSTS, INC.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2010

AMERICAN FUNDS AND TRUSTS, INC
COMPUTATION OF NET CAPITAL AND RECONCILIATION
TO RESPONDENT'S UNAUDITED COMPUTATION
DECEMBER 31, 2010

Stockholders' equity		$ 132,265
Non-allowable assets:		
Furniture, equipment and leasehold improvements, net	$ (2,852)	
Deferred income taxes	(12,500)	
12b-1 fees receivable in excess of commissions payable	(6,992)	
Commissions receivable	(1,929)	
Other receivables	(351)	(24,624)
Net capital before haircuts on securities' positions		107,641
Haircuts on securities:		
Money market accounts	(3,333)	
Mutual funds	(4,964)	(8,297)
Net capital per audit		$ 99,344

RECONCILIATION TO RESPONDENT'S UNAUDITED COMPUTATION

Net capital per respondent's Focus report	$ 101,636
Net increase in stockholders' equity	3,373
Increase in nonallowable assets	(5,665)
Increase in haircut on securities' positions	--
Net capital per audit	$ 99,344

AMERICAN FUNDS AND TRUSTS, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS
DECEMBER 31, 2010

Accrued commissions to officers and directors	$ 108,503
Accrued commissions to registered representatives	30,916
Other payables and accrued expenses	3,902
Income taxes payable	100
Total aggregate indebtedness	$ 143,421
Ratio of aggregate indebtedness to net capital	1.44:1

AMERICAN FUNDS AND TRUSTS, INC.
EXEMPTIVE PROVISION UNDER RULE 15c3-3
DECEMBER 31, 2010

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A.	$2,500 capital category; as per Rule 15c3-1	______
B.	"Special Account for the Exclusive Benefit of Customers" maintained	X
C.	All customer transactions cleared through another broker-dealer on a fully disclosed basis: Name of clearing firm ______________________	______
D.	Exempted by order of the Commission	______

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Directors
American Funds and Trusts, Inc.

In planning and performing our audit of the financial statements of American Funds and Trusts, Inc. (the Company), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

3115 East Lion Lane, Suite 220 • Salt Lake City, Utah 84121 • (801) 733-5055 • Fax (801) 733-6783

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sorensen, Vance + Company, P.C.

February 25, 2011
Salt Lake City, Utah

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT'S SUPPLEMENTARY REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S CLAIM FOR EXCLUSION FROM MEMBERSHIP IN SIPC

To the Board of Directors
American Funds and Trusts, Inc.

In accordance with rule 17a-5(e)(4) under the Securities Exchange Act of 1934, related to the Certification of Exclusion From Membership (Form SIPC-3) filed by American Funds and Trusts, Inc. (Company) with the Securities Investor Protection Corporation (SIPC), we have performed the procedures enumerated below with respect to the accompanying Schedule of Revenues for the year ended December 31, 2010, which were agreed to by the Company, SIPC, the Securities and Exchange Commission (SEC) and Financial Industry Regulatory Authority, Inc. (FINRA), solely to assist you and the other specified parties in evaluating the Company's claim for exclusion from membership in SIPC. The Company's management is responsible for the preparation of the Schedule of Revenues and compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A)(ii) of the Securities Investor Protection Act of 1970 (SIPA) for the year ended December 31, 2010. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the total revenue amount included in the Schedule of Revenues for the year ended December 31, 2010 to the total revenue in the Company's audited financial statements included on Form X-17A-5 for the year ended December 31, 2010 noting no differences ;
2. Compared the amount in each revenue classification reported in the Schedule of Revenues prepared by the Company for the year ended December 31, 2010 to the general ledger provided by the Company, noting no differences;
3. Proved the arithmetical accuracy of the total revenue amount reflected in the Schedule of Revenues for the year ended December 31, 2010 and in the general ledger provided by the Company, noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's claim for exclusion from membership in SIPC. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Sorensen, Vance + Company, P.C.

February 25, 2011
Salt Lake City, Utah

3115 East Lion Lane, Suite 220 • Salt Lake City, Utah 84121 • (801) 733-5055 • Fax (801) 733-6783

AMERICAN FUNDS AND TRUSTS, INC
SCHEDULE OF REVENUES
FOR THE YEAR ENDED DECEMBER 31, 2010

Revenues:	
Distribution of shares of registered open end investment companies or unit investment trusts and sale of variable annuities	$ 528,680
Estate administration fees	15,910
Interest income	2,093
Total revenue	$ 546,683